SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into our Registration Statements on Form F-3 (File Nos. 333-286020, 333-267160, 333-280391, 333-283273) and Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070).

 EXPLANATORY NOTE

On May 14, 2025, Trinity Biotech plc (the “Company”) and certain of its subsidiaries amended and restated the credit agreement governing the companies’ term loan facility with Perceptive Credit Holdings III, L.P. On May 15, 2025 the Company issued a press release announcing its fourth quarter and fiscal year 2024 financial results and a business update. Copies of the amended and restated credit agreement and press release are filed herewith as Exhibits 99.1 and 99.2.

EXHIBIT INDEX

Exhibit	Description
99.1	Fifth Amended and Restated Credit Agreement and Guaranty, dated as of May 14, 2025.
99.2	Trinity Biotech Publishes Fourth Quarter and Fiscal Year 2024 Financial Results & Provides a Business Update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Susan O’Connor
Susan O’Connor
Interim Chief Financial Officer

Date:  May 15, 2025